Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

Set forth below is a press release of Document Security Systems, Inc. (the “Company”), dated October 2, 2012, announcing the entry into a definitive merger agreement on October 1, 2012 with Lexington Technology Group, Inc., a privately-owned company that owns and manages intellectual property assets, and the completion by the Company of a private placement of its common stock on October 1, 2012.

Document Security Systems, Inc. and

Lexington Technology Group, Inc.

Sign Definitive Merger Agreement

Merger Expected to Enhance Technology Leadership and
Portfolio of Intellectual Property

Combined Company to be Led by Lexington CEO Will Rosellini

NEW YORK, October 2, 2012 — Document Security Systems, Inc. (NYSE MKT: DSS), a leader in anti-counterfeit, authentication, and mass–serialization technologies, and Lexington Technology Group, Inc., a privately-owned company that owns and manages intellectual property assets, today announced they have signed a definitive merger agreement. Upon receipt of shareholder approval from each company, the combined company will continue to be known as Document Security Systems, Inc. and will be led by current Lexington Technology Group CEO Will Rosellini, who will replace Patrick White as CEO of DSS.

The strategic combination with Lexington Technology Group will enable DSS to substantially increase its intellectual property portfolio, add significant talent with a proven record in technological innovation, and be positioned to enhance its revenue through the monetization of the combined company's intellectual property assets.

“The combination of DSS and Lexington will yield a company with both a wealth of intellectual property and industrial assets that we believe can generate revenues from commercial application of these and other technologies,” says DSS Chairman Robert Fagenson. “The broadened management team has the depth and experience needed to capitalize on the patent portfolio and a balance sheet with significantly increased working capital to operate the company. We trust our shareholders will share our enthusiasm for the prospects for the combined company going forward.”

Lexington Technology Group owns patent assets acquired from Thomas L. Bascom, president of LinkSpace, LLC. These patents are fundamental to important areas of technology that are currently widely in use and growing at significant rates. Lexington Technology Group and LinkSpace, LLC are collaborating through Lexington Technology Group’s wholly-owned, Virginia-based subsidiary Bascom Research, which invests both expertise and capital in the development of RFID medical technology. Bascom Research intends to integrate its technology with LinkSpace’s enterprise-level software framework and DSS’s digital security and RFID technology for electronic health records (EHR) in an effort to improve throughput and patient safety in hospitals.

“We believe this merger will enhance the existing efforts of both entities to broaden revenue generation through the pursuit of market opportunities, and the licensing and protection of our combined intellectual property portfolio,” Rosellini says. “We expect to file an IDE with the FDA to begin clinical trials at Virginia-area hospitals with our integrated suite of next-generation patient-centric software in 2013. We expect that this development will be financed with the proceeds from a licensing campaign managed by the patent monetization firm IPNav.”

“We expect that licensing at fair and reasonable rates could provide steady base revenue, while strategic litigation has the potential to produce significant benefits for investors,” Rosellini says. “Because our model is supported by stable, ongoing licensing revenue, we won’t have to make investment decisions based on quarterly earnings—which we believe could be a tremendous advantage for our investors.”

Exceptional Experience on Post-Merger Management Team and Board

Following the completion of the merger, the combined company will be led by a premier management team with a proven track record of technological innovation and maximizing the value of intellectual property assets, including:

CEO Will Rosellini — Before joining Lexington Technology Group, Rosellini was CEO of MicroTransponder, Inc. a development stage medical device company, and scientific advisor for the patent monetization firm IP Navigation Group (IPNav). He was named a 2010 Entrepreneur of the Year, a 2011 Tech Titan and is a 2012 finalist for the O’Donnell Award given by the Academy of Medicine, Engineering and Science. Previously, he played professional baseball for the Arizona Diamondbacks.

CIO Peter Hardigan — Currently Chief Operating Officer at Lexington Technology Group, Hardigan will become DSS’s chief investment officer. Previously, he served as CFO and head of investment management at IPNav, where he was responsible for financial assessment of all IPNav portfolio acquisitions, and aided activist investors in the bid for control of AOL and in other high-value IP transactions. Prior to IPNav, he was a principal in charge of IP transactions at Charles River Associates in New York and Frankfurt, where he represented a range of Fortune 500 Companies and institutional investors involved in IP monetization, including the management of a €100 million EU patent investment fund.

CTO Tom Bascom — The inventor of the pivotal LinkSpace technology, Bascom will serve as chief technology officer of Bascom Research.

______________________

Following the merger, the DSS board of directors will possess expertise in finance, technology and value extraction, and a particular focus on startups and fast-growth companies. Members of the board will include CEO Will Rosellini, CIO Peter Hardigan and:

Warren Hurwitz — In 2005, Hurwitz co-founded Altitude Capital Partners, a private investment fund focused on investing in, enforcing and protecting the rights of intellectual property assets. He managed Altitude’s key investment portfolio companies, including: Visto, Saxon, DeepNines, MercExchange, Digitude and Software Rights Archive. Prior to co-founding Altitude Capital Partners, Hurwitz was a Sr. Vice President at HSBC Capital (USA), the U.S. Private Equity arm of HSBC Group.

Jeff Ronaldi — Ronaldi has 25 years of experience driving revenues, market growth, and profitability for start-up and high-growth companies such as Turtle Bay Technologies, SPX Corporation, XO Communications and Verizon. As CEO of Turtle Bay, Jeff was responsible for defining overall strategy for the company and managing the company's approximate $50 million investment in various patent portfolios.

Robert Fagenson — Fagenson, current Chairman of DSS, is also Chairman of National Holdings, parent of broker-dealer national securities, with more than 700 registered representatives around the United States and overseas. Fagenson’s career at the New York Stock Exchange began in 1973. He served as a Governor on the trading floor and served for eight years on the NYSE Board of Directors, and as Vice Chairman in 1998 and 1999.

Robert Bzdick – President and chief operating officer of DSS, Bzdick joined the company in 2010 following the company’s acquisition of Premier Packaging Corp., where he served as CEO. As COO, Bob uses his 29 years of experience in manufacturing operations management to integrate and strengthen DSS’s three production divisions to service DSS’s growing worldwide, Fortune 1000 customer-base.

Ira Greenstein – An independent director of DSS since 2004, Greenstein is president of IDT Corp., a provider of wholesale and retail telecommunication services. He was previously a partner at the law firm Morrison & Foerster and general counsel of Net2Phone Inc.

David Klein – Since 2009, Klein has served as senior vice president and treasurer of Constellation Brands, Inc. From 2004 to 2009, he served in the capacities of vice president, business development and chief financial officer of Constellation Europe, for Constellation Brands. In his current role, Klein is responsible for the quantitative management of risk, improving company-wide cash flow generation and the management of capital structure. Before joining Constellation Brands, he was chief financial officer at Montana Mills Bread Co.

Details on the Merger Agreement

Pursuant to the terms of the Merger Agreement, a wholly-owned subsidiary of DSS will merge with and into Lexington Technology Group, with Lexington Technology Group being the surviving corporation as a wholly-owned subsidiary of DSS through an exchange of capital stock of Lexington Technology Group for capital stock and warrants of DSS. Upon completion of the merger and subject to the Beneficial Ownership Condition (as defined below), each share of then-issued and outstanding Lexington Technology Group Common Stock and Series A Convertible Preferred Stock will be automatically converted into (i) the right to receive shares of DSS Common Stock, (ii) five-year warrants to purchase DSS Common Stock at an exercise price of $4.80 per share, (iii) shares of DSS Common Stock to be held in escrow and to be released upon the achievement of certain milestones and, as applicable, shares of DSS’s Series A Convertible Preferred Stock, determined by multiplying each of (x) 17,250,000 plus (i) the number of additional shares of DSS Common Stock calculated by dividing any cash held by Lexington Technology Group at closing in excess of $7,500,000 (up to $1,500,000) by $3.00 and (ii) the number of shares of DSS held by Lexington Technology Group prior to closing, (y) 4,859,894, and (z) 7,100,000 by a fraction, the numerator of which shall be one and the denominator of which shall be the sum of (A) the number of shares of Lexington Technology Group Common Stock plus (B) the number of Lexington Technology Group Preferred Stock, in each case issued and outstanding immediately prior to the effective time.

Upon the consummation of the merger, only the holders of Lexington Technology Group Preferred Stock who would, after giving effect to the merger and receipt of the merger consideration, beneficially own more than 9.99% of DSS Common Stock (the “Beneficial Ownership Condition”) shall receive for each share of Lexington Technology Group Preferred Stock they hold the same merger consideration as outlined above except that such holders shall receive a combination of DSS Common Stock and DSS Preferred Stock that is convertible into (or if the proposal to authorize DSS Preferred Stock is not approved, $.02 Warrants exercisable for) that number of shares of DSS Common Stock they would have received if they had been a holder of Lexington Technology Group Common Stock immediately prior to the Effective Time in such amounts that would enable such holders, after giving effect to the merger, to beneficially own no more than 9.99% of DSS Common Stock upon consummation of the Merger. Each $.02 Warrant shall have an exercise price of $.02 per share and will be exercisable at any time after the date of issuance for a period of ten years. The DSS Preferred Stock will have the powers, preferences and privileges and other rights as will be set forth in a Certificate of Amendment to the Certificate of Incorporation of DSS to be filed immediately following the closing of the merger.

Immediately following the completion of the merger, the former stockholders of Lexington Technology Group are expected to own approximately 55% of the outstanding common stock of the combined company (on a fully-diluted basis) and the current stockholders of DSS are expected to own approximately 45% of the outstanding common stock of the combined company (on a fully-diluted basis) (without taking into account any shares of DSS Common Stock held by Lexington Technology Group’s stockholders prior to the completion of the merger).

Private Placement

Simultaneously with the execution of the Merger Agreement, on October 1, 2012, DSS entered into subscription agreements with certain accredited investors, pursuant to which DSS agreed to issue and sell to such investors in a private placement an aggregate of 833,651 shares of its common stock, at a purchase price of $3.30 per share, for an aggregate purchase price of $2,751,048. The Private Placement was completed on October 1, 2012. Lexington Technology Group participated in the private placement and purchased an aggregate of 218,675 shares of DSS common stock, at a purchase price of $3.30 per share, for an aggregate purchase price of $721,628.

Dawson James Securities, Inc. acted as the sole placement agent in connection with the Private Placement. Palladium Capital Advisors, LLC advised DSS on the merger and the private placement.

The shares of DSS common stock being sold in the Private Placement have not been registered under the Securities Act or any state securities laws and, until so registered, may not be offered or sold in the United States or any state absent registration or an applicable exemption from registration requirements.

Completion of the merger, which is expected to occur in the first quarter of 2013, will be subject to approval by the stockholders of DSS and Lexington Technology Group and customary closing conditions.

Document Security Systems and Lexington Technology Group, Inc. will host a conference call on Thursday, October 4 at 4:00 PM to discuss the merger.

•	Time: 4:00 p.m. Eastern Time
•	Date: Thursday, October 4th, 2012
•	Investor Dial In (Toll Free): 877-407-9205
•	Investor Dial In (International): 201-689-8054
•	Live Webcast URL: : http://www.investorcalendar.com/IC/CEPage.asp?ID=169854

A replay of the teleconference will be available until October 24, 2012, which can be accessed by dialing (877) 660-6853 if calling within the U.S. or (201) 612-7415 if calling internationally. Please enter account #286 and conference ID # 4013037 to access the replay.

ABOUT DOCUMENT SECURITY SYSTEMS:

Document Security Systems, Inc. (NYSE MKT: DSS) is a leader in anti-counterfeit, authentication, and mass-serialization technologies, providing security solutions to corporations, governments, and financial institutions. DSS security programs are designed to protect against product diversion, counterfeit, theft, and other costly and damaging occurrences. From risk analysis and vulnerability assessment, to systems integration and monitoring, DSS offers the advanced tools and knowledge base needed to protect the world’s most valuable and at-risk brands. More information can be found at their website, www.dsssecure.com

ABOUT LEXINGTON TECHNOLOGY GROUP:

Lexington Technology Group invests both expertise and capital in the development and monetization of pioneering technologies. Lexington’s goal is to catalyze technology development within its investments and to reward those who take on the risks of innovation. The enterprise invests in companies that have developed important innovations but have not been fairly rewarded by the marketplace, where shareholder value depends on the company’s ability to successfully monetize patented technologies. Its efforts contribute to an intellectual property market in which inventors are better able to profit from their inventions. More information is available at www.lex-tg.com.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Document Security Systems, Inc. ("DSS") or Lexington Technology Group, Inc. ("Lexington Technology Group") or the solicitation of any vote or approval. In connection with the proposed transaction, DSS will file with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will contain important information about DSS, Lexington Technology Group, the transaction and related matters. DSS will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of Lexington Technology Group when it becomes available. Investors and security holders of DSS and Lexington Technology Group are urged to read carefully the proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Investors and security holders of DSS will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by DSS through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of DSS and Lexington Technology Group will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) by contacting DSS, Inc., Attn.:  Century Media Group, at 60 East 42nd Street, Suite 1701, or by e-mail at info@centuryir.com. Investors and security holders of Lexington Technology Group will also be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Lexington Technology Group, Attn.: Investor Relations, 375 Park Avenue, New York, NY 10152, or by e-mail at info@lex-tg.com.

DSS and Lexington Technology Group, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS and Lexington Technology Group. Information regarding DSS's directors and executive officers is contained in DSS's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on March 19, 2012, and in its proxy statement prepared in connection with its 2012 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2012. Information regarding Lexington Technology Group's directors and officers and a more complete description of the interests of DSS's directors and officers in the proposed transaction will be available in the proxy statement/prospectus that will be filed by DSS with the SEC in connection with the proposed transaction.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between DSS and Lexington Technology Group; the expected timetable for completing the transaction; the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; the potential of the combined companies’ technology platform; our respective or combined ability to raise capital to fund our combined operations and business plan; the continued listing of DSS's or the combined company’s securities on the NYSE MKT; market acceptance of DSS products and services; our collective ability to maintain or protect our intellectual property rights through litigation or otherwise; Lexington Technology Group’s limited operating history, competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our ability to license and monetize the patents owned by Lexington Technology Group; potential new legislation or regulation related to enforcing patents; the complexity and costly nature of acquiring patent or other intellectual property assets; the combined company’s management and board of directors; and any other statements about DSS’ or Lexington Technology Group’s management teams’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that DSS and Lexington Technology Group may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; our respective or combined inability to raise capital to fund our combined operations and business plan; DSS’s or the combined company’s inability to maintain the listing of our securities on the NYSE MKT; the potential lack of market acceptance of DSS’s products and services; our collective inability to protect our intellectual property rights through litigation or otherwise; competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our inability to license and monetize the patents owned by Lexington Technology Group; and other risks and uncertainties more fully described in DSS’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, each as filed with the SEC, as well as the other filings that DSS makes with the SEC. Investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available.

In addition, the statements in this press release reflect our expectations and beliefs as of the date of this release. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date of this release.

Investor Relations for Document Security Systems:
Century IR.com
212-776-1030

Media Relations for Lexington Technology Group:
Jamie Diaferia
Infinite PR
212-687-0935
jdiaferia@infinitepr.com